FORM 4

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities
                          Exchange Act of 1934



1. Name and Address of Reporting Person:


 Robbins                          David
(Last)                           (First)


8 Newport Drive    Westford           NJ               07945
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc. / NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


 April 1999

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

           Director

           10% Owner

   X       Officer (give title below)

           Other (Specified below)

 Vice President - Manufacturing


Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:


 Common Stock

2. Transaction Date:

 April 13, 1999
 April 13, 1999

                     (Month/Day/Year)

3. Transaction Code:
   Code          V


    M
    J

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price


 8,000                A                $1.25

 4,211                D                $2.375

5. Amount of Securities Beneficially Owned at End of Month:


 34,649

6. Ownership Form-Direct (D) or Indirect (I):


     D

7. Nature of Indirect Beneficial Ownership:




Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:

   Common Stock

2. Conversion or Exercise Price of Derivative Security:


  $1.25



3. Transaction Date (Month/Day/Year):


 April 13, 1999



4. Transaction Code:
   Code          V


    M



5. Number of Derivative Securities Acquired (A) or Disposed of
(D):


   8,000 (D)



6. Date Exercisable and Expiration Date (Month/Day/Year):


  April 14, 1994                      April 14, 1999


(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:


 Common Stock                          8,000


(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:



9. Number of Derivative Securities Beneficially Owned at End of
Month:

  67,500

10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):


  D

11. Nature of Indirect Beneficial Ownership:


 M-Exercise of derivation security exempted pursuant to Rule
16(b)3
Explanation of Responses:


 s/David Robbins                                5/10/99

Signature of Reporting Person                    Date

Explanation of Responses:

J- Cancellation of shares of Micronetics Wireless, Inc. ("Micronetics") Common
   Stock which were reacquired by Micronetics upon the exercise of Mr. Robbins' stock option.





































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